FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2007


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: August 01, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            01 August 2007, NEW CHIEF FINANCIAL OFFICER


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Exhibit 99




UNILEVER ANNOUNCES NEW CHIEF FINANCIAL OFFICER


Unilever today announced that it has appointed James A Lawrence as Chief Financial Officer in succession to Rudy Markham.

Mr Lawrence, currently Vice Chairman and CFO of General Mills, will join Unilever on September 1st 2007. Mr Lawrence will take up his duties as CFO immediately upon joining and will be proposed for election to the Boards of Unilever NV and PLC no later than the AGMs in May 2008.

Patrick Cescau, Group Chief Executive, said: "We are delighted to have attracted a candidate with Jim's background and level of expertise. He is joining us at an exciting time when we are engaged on a major programme of renewal, and Jim's experience and entrepreneurial skills will be of tremendous value".

Unilever Chairman, Michael Treschow, said: "I'm pleased to welcome Jim to the Company and to the Board. Despite having excellent internal candidates we believe the fresh insights that his external appointment brings will be of particular value at this time".

Mr Lawrence, 54, who holds an MBA from Harvard Business School and a BA in Economics from Yale University, has been Chief Financial Officer of General Mills, Inc. since 1998. In 2006 he was additionally appointed Vice Chairman.

Mr Lawrence previously worked at Northwest Airlines as Executive Vice President and Chief Financial Officer. Prior to that he was President, Pepsi-Cola, Asia Middle East and Africa.

Earlier in his career he was with Boston Consulting Group and Bain & Company. In 1983 he co-founded LEK Consulting, a business strategy consultancy.

Mr Lawrence currently holds a number of other directorships including at British Airways plc, Avnet Inc. and Physicians Formula Holdings Inc.


---------


1 August, 2007


Notes to Editors:

..    Under Unilever's governance, Board appointments can only be made by shareholders at a General Meeting.

..    Mr Lawrence will be nominated for election by the shareholders to the
     Boards of Unilever no later than the Annual General Meetings in May 2008.


About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, visit www.unilever.com.


SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.